

SEC Mail
FEB 25 2022
Washington, DC

22003326

ION

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SEC FILE NUMBER
8-52364

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01-01-2021___ AND ENDING ___12-31-2021___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __MCMG Capital Advisors, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__800 East Canal Street, Suite 850__
                                     (No. and Street)

__Richmond__	__VA__	__23219__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Jeff Harpel__	__717-249-8803__	__jeff.harpel@oysterllc.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Cherry Bekaert LLP__
                       (Name – if individual, state last, first, and middle name)

__200 South 10th Street, Suite 900__	__Richmond__	__VA__	__23219__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__   __677__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, __Thomas Kelso, President__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __MCMG Capital Advisors, Inc.__ , as of __December 31__ , 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as t~~hat of a customer~~

Diana Blandford Lambert
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #271222

Signature: _____

Title:
__President__

Notary Public _My Commission expired 9/30/2023_

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Financial Statements
Year ended
December 31, 2021

MCMG Capital Advisors, Inc.

MCMG Capital Advisors, Inc.
Contents



Report of Independent Registered Public Accounting Firm

To the Stockholders
MCMG Capital Advisors, Inc.
Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MCMG Capital Advisors, Inc. (the "Company") as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Richmond, Virginia
February 23, 2022
We have served as the Company's auditor since 2020.

MCMG Capital Advisors, Inc.

Statement of Financial Condition

December 31,		2021
Assets		
Cash	$	3,134,595
Accounts receivable		25,595
Interest receivable		3,706
Prepaid expenses		6,844
Stockholder advance		11,718
Goodwill		20,303
Total Assets	$	3,202,761
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	20,811
Due to related party		401,214
Deferred revenue		100,000
Stockholder redemption liability		118,747
Promissory note payable		166,297
Total liabilities		807,069
Commitments and contingencies (Notes 7, 9 and 10)		
Stockholders' equity		
Common stock		15
Additional paid-in-capital		189,198
Stockholder notes receivable		(38,165)
Retained earnings		2,244,644
Total stockholders' equity		2,395,692
Total liabilities and stockholders' equity	$	3,202,761

The accompanying notes are an integral part of these financial statements.

MCMG Capital Advisors, Inc.

Statement of Income

Year Ended December 31,	2021
Revenues	
Fee income	$ 14,193,212
Reimbursable expenses	84,747
Total Revenues	14,277,959
Operating expenses	
Commissions	7,202,945
Allocated general and administrative expenses - related party	3,292,822
Professional fees	61,294
Referral Fees	246,287
Taxes, licenses and permits	47,425
Miscellaneous	102,945
	10,953,718
Income from operations	3,324,241
Other income and expense	
Interest income	5,737
Interest expense	(15,117)
	(9,380)
Net income	$ 3,314,861

MCMG Capital Advisors, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2021

	Common Stock	Additional Paid-In Capital	Shareholder Notes Receivable	Retained Earnings	Total
Balance - December 31, 2020	$ 14	$ 64,869	$ (53,287)	$ 396,783	$ 408,379
Issuance of shares	1	228,991	(114,496)	-	114,496
Shareholder redemption	-	(104,662)	-		(104,662)
Collection of notes receivable	-	-	129,618	-	129,618
Distributions:					
Cash distributions				(1,390,185)	(1,390,185)
Non-cash distributions				(76,815)	(76,815)
Net income	-	-	-	3,314,861	3,314,861
Balance - December 31, 2021	$ 15	$ 189,198	$ (38,165)	$ 2,244,644	$ 2,395,692

MCMG Capital Advisors, Inc.

Statement of Cash Flows

Year Ended December 31,	2021
Cash flows from operating activities	
Net income	$ 3,314,861
Adjustments to reconcile to net cash from operating activities:	
Change in:	
Accounts receivable	(12,680)
Prepaid expenses	(141)
Interest receivable	(3,706)
Accounts payable and accrued expenses	5,691
Due to related party	(612,778)
Deferred Revenue	50,000
Net cash provided by operating activities	2,741,247
Cash flows from investing activities	
Advances to related party	(8,398)
Stockholder notes receivable payments	30,326
Net cash used by investing activities	21,928
Cash flows from financing activities	
Repayment of notes payable	(123,200)
Payments of distributions on common stock	(2,427,844)
Stockholder stock purchase	77,026
Stockholder redemption payments	(52,000)
Net cash used in financing activities	(2,526,018)
Net increase in cash and cash equivalents	237,157
Cash - beginning of year	2,897,438
Cash - end of year	$ 3,134,595
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 15,117
Supplemental disclosure of noncash investing and financing activities	
Stockholder redemption liability	$ 104,662
Stockholder notes receivable relieved with distributions	$ 61,002
Stockholder notes receivable relieved with distributions payable	$ 38,290
Stockholder receivable issued for shares purchased	$ 114,496
Stock issuance purchased with distributions	$ 37,470

The accompanying notes are an integral part of these financial statements.

5

MCMG Capital Advisors, Inc.

Notes to Financial Statements

1. Organization and Nature of Business

MCMG Capital Advisors, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal office is located in Richmond, Virginia. The Company provides merger and acquisition consulting services primarily to privately held companies and assists with the placement of new offerings of debt and equity securities. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of net assets acquired in a business combination. Goodwill is not amortized but rather tested for impairment at least annually. During the year ended December 31, 2021, no impairment losses were incurred as the Company concluded that goodwill was not impaired following the completion of its annual impairment review.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk. At December 31, 2021, cash exceeded federal insured limits by $2,890,562.

Revenue from Contracts with Customers

Disaggregation of fee income – The Company provides advisory services on mergers and acquisitions. The Company has determined that all performance obligations are satisfied at a point in time. Fee income can be disaggregated into success fees, retainer fees, and reimbursable expenses.

Revenue from success fees is recognized at the point in time that performance under the arrangement is completed which is the closing date of the transaction. For the year ended December 31, 2021, success fee income was $13,573,212.

Retainer fees received from customers are recognized as stipulated within the contract terms and are based on the completion of services rendered prior to the marketing of the Company which typically occurs within four

to six weeks of the signing of the contract. For the year ended December 31, 2021, retainer fee income was $620,000.

The Company bills its customers for certain travel and other expenses incurred in accordance with the terms of its contracts. The Company records these reimbursements as revenue in the period in which the cost is incurred. For the year ended December 31, 2021, $84,747 of reimbursable expense is reported as revenue on the statement of income and the related costs incurred is included in miscellaneous expense.

Variable consideration – The nature of the Company's business gives rise to variable consideration, including commission income based on future contingent events. Variable consideration is included in the transaction price to the extent it is probable that a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Deferred revenue – Deferred revenue consists of billings to customers for retainer fees in excess of the related revenue recognized. As of December 31, 2021, deferred revenue was $100,000. The Company expects to recognize this balance as revenue upon the completion of services rendered prior to the marketing of the Company. Deferred revenue at December 31, 2020 of $50,000 was recognized during 2021 and included as part of retainer fees noted above.

Accounts and Notes Receivable

The Company carries its accounts and notes receivable net of an allowance for doubtful accounts. Accounts and note receivable balances are evaluated on a regular basis and allowances are provided for potentially uncollectible amounts based on management estimates. Allowance adjustments are charged to provision for bad debt expense in the period in which the related facts causing adjustment become known.

Commissions

Commissions are incurred and accrued at the time the related fee income is recognized.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company files income tax returns in the U.S. federal jurisdiction and the states of Virginia, Maryland, Illinois, New York, Pennsylvania, Arizona, Ohio and Georgia. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2021

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Net Capital Requirement**

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (SEC) Rule 15c3-1 (Rule). This Rule prohibits a broker-dealer from engaging in securities transactions when its

aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule, and also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $2,327,526, which was $2,280,388 in excess of its net capital requirement of $47,138. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .30 to 1 as of December 31, 2021.

4. Stockholder Notes Receivable

During 2020, upon issuance of common shares, the Company issued promissory notes to two stockholders. The stockholders pledged the issued stock as collateral for the notes. Payments on the notes are due in three annual installments of principal plus interest at 6.75% beginning December 31, 2020. In the event the Company makes a non-tax shareholder distribution with respect to the pledged shares, the distribution shall be applied to the principal. During 2020, no distributions were applied to the notes receivable. One stockholder made a principal payment of $8,910. The outstanding balance at December 31, 2020 was $53,287. During 2021, the remaining note balances of $53,287 were paid off through distributions.

During 2021, upon issuance of common shares, the Company issued promissory notes to three stockholders. The stockholders pledged the issued stock as collateral for the notes. Payments on the notes are due in three annual installments of principal plus interest at 5.25% beginning December 31, 2021. In the event the Company makes a non-tax shareholder distribution with respect to the pledged shares, the distribution shall be applied to the principal. During 2021, $46,005 of distributions were applied to the notes receivable. Two stockholders made principal payments totaling $30,326. The outstanding balance at December 31, 2021 was $38,165.

5. Capital Stock

Authorized capital stock of the Company consists of 10,000 shares of common stock, par value $0.01 per share. As of December 31, 2021, issued and outstanding shares were 1,463.340.

6. Stockholder Redemption

On December 31, 2019, the Company and one of its stockholders entered into a stockholder redemption agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note (Note 7), plus an amount equal to and an earn-out promissory note based on EBITDA. The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption (2020, 2021, 2022). Based on the Company's EBITDA for 2020 and 2021, the earn-out liability is estimated to be $86,306, and is recorded as a stockholder redemption liability on the statement of financial condition at December 31, 2021.

On December 31, 2020, the Company and one of its stockholders entered into a stockholder redemption agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note (Note 7), plus an amount equal to an earn-out promissory note based on EBITDA. The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption (2021, 2022, 2023). Based on the Company's EBITDA for 2021, the earn-out liability is estimated to be $32,441, and is recorded as a stockholder redemption liability on the statement of financial condition at December 31, 2021.

The balance of all stockholder redemption liabilities on the statement of financial condition at December 31,

2021 totaled $118,747.

7. Notes Payable

Notes payable consist of the following at December 31, 2021:

A $48,214, note payable in 36 monthly installments through 2023 with principal payments of $1,339 and interest of 5.25%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 9); balance of $32,143 at December 31, 2021.

A $126,784 note payable in 36 monthly installments through 2022 with principal payments of $3,522 and interest of 6.75%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 9); balance of $42,261 at December 31, 2021.

Effective May 1,2020, the Company became obligated for a $178,382 earn-out promissory note with a former stockholder based on a related stockholder redemption and separation agreement. Commencing September 2020, the earnout note is payable in 33 monthly equal payments of $5,406 plus 6.75% interest; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 9); balance of $91,893 at December 31, 2021.

Maturities on notes payable for future years ending December 31 are as follows:

2022	$123,199
2023	43,098
	$166,297

8. Related Party Transactions

The Company has an expense sharing agreement with an affiliated company, Matrix Capital Markets Group, Inc. ("MCMG"), which is owned and controlled by the stockholders of the Company. The expense sharing agreement requires the Company to reimburse MCMG for expenses requested by the Company and paid on their behalf. Expenses covered under the expense sharing agreement include outside labor, salaries, taxes, insurance, credit reports, subscriptions, travel expenses, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses. During 2021, the Company recorded $3,292,822 of allocable expenses payable to MCMG as a result of this expense sharing agreement. At December 31, 2021, amounts due to related party of $401,214 represent the remaining reimbursable expenses payable to MCMG.

9. Commitments

The Company guarantees notes payable by its stockholders to a former stockholder. The balance of these notes at December 31, 2021 was $73,876.

The historical notes payable and the earn-out note (Note 7) are secured by an Issuance of Shares agreement and have an Unconditional Guaranty agreement with MCMG. Under the Unconditional Guarantee agreement, MCMG and the Company collectively guarantee all historical and earn-out notes of both companies. MCMG's historical and earn-out notes payable were $230,582 at December 31, 2021.

10. Contingencies – Litigation

The Company may be involved in various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Management believes that any net liability (not covered by insurance) that may ultimately result from the resolution of any ongoing matters will not have a material adverse effect on the financial condition or results of operation of the Company.

11. Subsequent Events

On January 10, 2022, the Company declared a $600,000 distribution to shareholders of record.

*****

Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31,	2021
Shareholders' equity	
Shareholders' equity qualified for net capital	$ 2,395,692
Subordinated liabilities	
Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	$ 2,395,692
Nonallowable assets and miscellaneous capital charges	
Other assets	68,166
Net capital	$ 2,327,526
Amounts included in total liabilities which represent aggregate indebtedness	$ 707,069
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 47,138
Net capital in excess of minimum requirements	$ 2,280,388
Ratio of aggregate indebtedness to net capital	0.30

Note :   There are no material differences between the preceding computation and the Company's corresponding unaudited FOCUS Report part IIA of form X-17A-5 as of December 31, 2021.

MCMG Capital Advisors, Inc.

Exemption Report

MCMG Capital Advisors, Inc. (the "Company") (SEC file number 8-52364), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to mergers and acquisitions and the private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception..

MCMG Capital Advisors, Inc.

I, Thomas Kelso, President, swear (or affirm), that, to my best knowledge and belief, this Exemption Report is true and correct.

President

February 23, 2022



Report of Independent Registered Public Accounting Firm

To the Stockholders
MCMG Capital Advisors, Inc.
Richmond, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MCMG Capital Advisors, Inc (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. Section 15c3-3 and is filing its Exemption Report relying on footnote 74 to Securities Exchange Commission ("SEC") Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to conducting business activities as an investment banking firm providing corporate finance, private placement, and advisory services and (2) the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Richmond, Virginia
February 23, 2022


Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Required by Security and Exchange Commission Rule 17a-5(e)(4)

To the Stockholders
MCMG Capital Advisors, Inc.
Richmond, Virginia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2021. Management of MCMG Capital Advisors, Inc (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5, Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

cbh.com

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Cherry Bekaert LLP

Richmond, Virginia
February 23, 2022

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
General Assessment Reconciliation
For the fiscal year ended __2021__

(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
52364 FINRA DEC
MCMG Capital Advisors, Inc.
800 E Canal ST, STE 850
Richmond, VA 23219-3959
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Yolanda Williams 804.591.2041

2. A. General Assessment (item 2e from page 2) — $21,298.42

   B. Less payment made with SIPC-6 filed (**exclude Interest**) — (12,274.15)
   07/20/2021
   _____ Date Paid

   C. Less prior overpayment applied — (-)

   D. Assessment balance due or (overpayment) — 9,024.27

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — -

   F. Total assessment balance and interest due (or overpayment carried forward) — $9,024.27

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑ $9,024.27
   Total (must be same as F above)

   H. Overpayment carried forward — $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MCMG Capital Advisors, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __16__ day of __February__, 20__22__.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/21

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $14,283,696

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   -

(2) Net loss from principal transactions in securities in trading accounts.   -

(3) Net loss from principal transactions in commodities in trading accounts.   -

(4) Interest and dividend expense deducted in determining item 2a.   -

(5) Net loss from management of or participation in the underwriting or distribution of securities.   -

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   -

(7) Net loss from securities in investment accounts.   -

Total additions   -

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   -

(2) Revenues from commodity transactions.   -

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   -

(4) Reimbursements for postage in connection with proxy solicitation.   -

(5) Net gain from securities in investment accounts.   -

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   -

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   -

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Dollar for Dollar reimbursements   (84,747)

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -

Enter the greater of line (i) or (ii)   -

Total deductions   (84,747)

2d. SIPC Net Operating Revenues $14,198,949

2e. General Assessment @ .0015 $21,298.42

(to page 1, line 2.A.)